COMMENTS RECEIVED ON JANUARY 12, 2007
FROM CHRISTIAN SANDOE
FIDELITY COMMONWEALTH TRUST II (File Nos. 333-139428 and 811-21990)
Fidelity Large Cap Growth Enhanced Index Fund
Fidelity Large Cap Value Enhanced Index Fund
Fidelity Large Cap Core Enhanced Index Fund

1.	Fidelity Large Cap Growth Enhanced Index Fund

“Investment Summary” (prospectus)
“Principal Investment Strategies”

C:  The second paragraph states that the fund will normally invest at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000 Index or the Standard & Poor’s 500 Index (S&P 500)). The adopting release for Rule 35d-1 under the Investment Company Act states that index funds would be expected to invest more than 80% of their assets in investments connoted by the applicable index. See Investment Company Act Release No. 24828 at Section II.A.1 (January 17, 2001). As the fund’s name suggests that the fund will invest in securities included in a large-cap growth index rather than large-cap securities generally, please revise the fund’s investment policy to reflect that the Fund will normally invest all or substantially all of its assets in the component securities of a large-cap growth index. Also, please specify the large-cap growth index the fund will use. Please make corresponding changes to the disclosure for the other two funds discussed in the prospectus.

R:  The disclosure for the fund will be revised to reflect that the fund will normally invest at least 80% of its assets in common stocks included in the Russell 1000 Growth Index, which is a market capitalization-weighted index of companies with large market capitalizations.  Corresponding changes will be made to the disclosure for the other funds.

2.	Fidelity Large Cap Growth Enhanced Index Fund

“Investment Summary” (prospectus)
“Principal Risks”

C: The Principal Investment Strategy section states that the fund will invest in securities that have investment characteristics similar to the Russell 1000 Index. As the Russell 1000 Index includes securities with market capitalizations of less than $2 billion, please disclose the risks of investing in small- and mid-capitalization companies. Please make corresponding changes to the disclosure for the other two funds discussed in the prospectus.

R: The language has been removed.  In addition, the funds do not have a principal investment strategy of investing in companies with small and/or medium market capitalizations.  While there is no precise definition for the term “large capitalization,” the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the Russell 1000 Growth Index, the Russell 1000 Value Index and the S&P 500 classify publicly offered companies according to their market capitalization, and generally are representative of the large-cap segment of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of these indices vary from time to time.

3.	Fidelity Large Cap Growth Enhanced Index Fund

“Investment Details” (prospectus)
“Principal Investment Strategies”

C: The first sentence of the third paragraph states that Geode uses the Russell 1000 Growth Index as a guide in structuring the fund and selecting its investments, but will invest in both benchmark and non-benchmark securities. Please clarify in this sentence what the term “benchmark” means. Please make corresponding changes to other sections of the prospectus that contain similar disclosure.

R:  We will revise the disclosure to read as follows: “Geode will also invest in securities of issuers that are not part of the Russell 1000 Growth Index.”  Corresponding changes are being made to each fund.

4.	All Funds

“Fund Services” (prospectuses)
“Fund Management”

C: Adjacent to the disclosure in paragraph 16 (annual management fee rate), please include a statement that a discussion regarding the basis for the board of trustees’ approving the investment advisory contracts for the funds will be available in the funds’ annual or semi-annual report, as applicable, with a statement indicating the period covered by the relevant annual or semi-annual report. See Item 5(a)(1)(iii) of Form N-IA.

R: The requested disclosure will appear in the fund’s first annual revision.

5.	All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1)	The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2)	Staff comments or changes to disclosure in response to Staff comments in the filings re-viewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3)	The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.